

13014800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 4 2013

11 REGISTRATIONS BRANCH

SEC FILE NUMBER
8- 67335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/12___ AND ENDING ___12/31/12___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Boylston St., Suite T2
(No. and Street)

Boston   MA   02116
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Stull   617 247-7000
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor & Drew P.C.
(Name – if individual, state last, first, middle name)

25 Braintree Hill Office Park, Suite 102   Braintree   MA   02184
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Christopher C. Stuis_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _WJ Lynch Investor Services_ , as of _December 31_ , 20_12_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO
Title

PHILIP C. LEE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 10, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

WJ LYNCH INVESTOR SERVICES, LLC

Financial Statements

December 31, 2012 and 2011

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of WJ Lynch Investor Services, LLC (the "Company") as of December 31, 2012 and 2011, and the related statements of operations and member's equity and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

25 Braintree Hill Office Park • Suite 102 • Braintree, MA 02184 • P:617.471.1120 • F:617.471.7560
27 Church Street • Winchester, MA 01890 • P:781.729.4949 • F:781.729.5247
www.ocd.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WJ Lynch Investor Services, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by SEC Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

O'Connor and Drew, P.C.

Certified Public Accountants
Braintree, Massachusetts

February 20, 2013

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Financial Condition

December 31,

Assets

	2012	2011
Cash and equivalents	$ 32,068	$ 287,488
Accounts receivable	416,559	378,807
Other current assets	11,910	11,740
Total Assets	$ 460,537	$ 678,035

Liabilities and Member's Equity

	2012	2011
Accounts payable	$ 46,207	$ 5,970
Due to parent	210,002	199,887
Total Liabilities	256,209	205,857
Member's Equity	204,328	472,178
Total Liabilities and Member's Equity	$ 460,537	$ 678,035

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Operations and Member's Equity

For the Years Ended December 31,

	2012	2011
Revenue:		
Commission fees, net	$ 3,750,968	$ 5,478,717
Operating Expenses:		
Salaries and benefits	1,678,094	1,903,772
Travel and transportation	457,032	267,972
Selling costs	293,333	343,057
Business promotion and marketing	207,783	256,526
Occupancy	193,520	197,286
Office supplies and costs	158,866	172,333
Legal and other professional fees	55,190	78,052
Total Operating Expenses	3,043,818	3,218,998
Net Income	707,150	2,259,719
Member's Equity, Beginning of Year	472,178	237,459
Member Distributions	(975,000)	(2,025,000)
Member's Equity, End of Year	$ 204,328	$ 472,178

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31,

	2012	2011
Cash Flows from Operating Activities:		
Net income	$ 707,150	$ 2,259,719
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	(37,752)	13,930
Other current assets	(170)	225
Accounts payable	40,237	(33,333)
Due to parent	10,115	(20,891)
Net Adjustments	12,430	(40,069)
Net Cash Provided by Operating Activities	719,580	2,219,650
Cash Flows from Financing Activity:		
Member distributions	(975,000)	(2,025,000)
Net Increase (Decrease) in Cash and Equivalents	(255,420)	194,650
Cash and Equivalents, Beginning of Year	287,488	92,838
Cash and Equivalents, End of Year	$ 32,068	$ 287,488

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2012 and 2011

Note 1 - **Summary of Significant Accounting Policies**

Business Operations

WJ Lynch Investor Services, LLC (the "Company") is a non-carrying broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority. The Company markets and sells bank-owned and corporate-owned life insurance portfolios and consulting services on executive benefit programs to its institutional clients.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent").

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Equivalents

For financial statement purposes, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represents amounts due from commissions and consulting fees earned by the Company. No allowance has been provided for accounts receivable because management believes all amounts are collectible.

Income Taxes

The Company is organized as a limited liability company. Accordingly, no provision or liability for federal or state income taxes is reflected in the accompanying financial statements; instead, the net income or net loss is allocated to the member and is included on the member's personal federal and state income tax returns.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements - Continued

December 31, 2012 and 2011

Note 1 -   **Summary of Significant Accounting Policies - Continued**

Revenue Recognition
Substantially all revenues are generated through commissions earned on the sale of insurance products.

Advertising
The Company charges the cost of business promotion and marketing expense as incurred.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the statements of financial condition at market value, fair value, or at carrying amounts that approximate fair value. Financial instruments consist principally of cash and equivalents, accounts receivable, and accounts payable.

Note 2 -   **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising, office expenses, and employee benefits. During the year ended December 31, 2012, the Company incurred 70% of the shared expenses and the Parent incurred 30%. During the year ended December 31, 2011, the Company incurred 75% of the shared expenses and the Parent incurred 25%. At December 31, 2012 and 2011, the amount of shared expenses incurred by the Company included in operating expenses was approximately $2,920,000 and $2,980,000, respectively.

Note 3 -   **Risks, Uncertainties, and Concentrations**

Major Customers
During the year ended December 31, 2012 and 2011, the Company had three customers that accounted for 74% of revenues and four customers that accounted for 80% of revenues, respectively. Additionally, the Company had two customers that represented 70% and 75% of accounts receivable at December 31, 2012 and 2011, respectively.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements - Continued

December 31, 2012 and 2011

Note 3 - **Risks, Uncertainties, and Concentrations - Continued**

Concentration of Risk
The Company maintains cash balances at a financial banking institution, and at times during the year these balances exceeded the federally insured limit. Management monitors the financial condition of this banking institution, along with its balances in cash, to keep this potential risk at a minimum.

Subsequent Events
Management has evaluated subsequent events through February 20, 2013, the date for which the financial statements were available for issuance.

Note 4 - **Net Capital**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of the greater of one-fifteenth of aggregate indebtedness as defined or the minimum dollar requirement of $5,000. At December 31, 2012 and 2011, the Company had net capital of $147,945 and $413,536, respectively, exceeding the minimum net capital requirement by $130,864 and $399,812, respectively. At December 31, 2012 and 2011, the Company had a ratio of aggregate indebtedness to net capital of 1.73 to 1 and 0.5 to 1, respectively.

SUPPLEMENTAL INFORMATION

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the Year Ended December 31, 2012

SCHEDULE I

Capital:

Member's equity		$ 204,328
Non-allowable assets		56,383
Net Capital		147,945
Minimum dollar net capital requirement	$ 5,000	
Minimum net capital requirement (1/15 of aggregate indebtedness)	$ 17,081	
Net Capital Requirement		17,081
Excess Net Capital		$ 130,864
Aggregate Indebtedness		$ 256,209
Ratio of Aggregate Indebtedness to Net Capital		1.73 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report filed on January 25, 2013.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3

For the Year Ended December 31, 2012

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k)(1).

See Independent Auditors' Report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

In planning and performing our audits of the financial statements of WJ Lynch Investor Services, LLC (the "Company") as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEC Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of an entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management of the Company, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor and Drew P.C.

Certified Public Accountants
Braintree, Massachusetts

February 20, 2013